UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
China Techfaith Wireless Communication Technology Limited (the “Issuer”)

(Name of Issuer)
Ordinary shares

(Title of Class of Securities)
G84383101

(CUSIP Number)
September 8, 2010

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84383101	SCHEDULE 13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		72,856,242[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,856,242[1]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,856,242[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.18%[2]

12	TYPE OF REPORTING PERSON

PN
1 Includes 72,856,242 ordinary shares of the Issuer issued to IDG-Accel China Growth Fund II L.P. upon conversion of 62.5% of the principal due on a Senior Secured Convertible Promissory Note issued in favor of IDG-Accel China Growth Fund II L.P. by 798 Entertainment Limited (formerly known as “Leo Technology Limited”), a subsidiary of the Issuer (the “Subsidiary”) as of June 9, 2009 (the “IDG-Accel China Growth Fund Note”). The remainder of the principal due on the IDG-Accel China Growth Fund Note was converted into shares of the Subsidiary.
2 Based upon the ordinary shares of the Issuer outstanding as of May 16, 2010, as reported by the Issuer in a Form 20-F filed on May 19, 2010, as increased by (i) the total number of ordinary shares issued to IDG-Accel China Growth Fund II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Growth Fund Note, and (ii) the total number of ordinary shares issued to IDG-Accel China Investors II L.P. upon conversion of 62.5% of the principal due on a Senior Secured Convertible Promissory Note issued in favor of IDG-Accel China Investors II L.P. by the Subsidiary as of June 9, 2009 (the “IDG-Accel China Investors Fund Note”).

CUSIP No. G84383101	SCHEDULE 13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund II Associates L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		72,856,242[3]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,856,242[3]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,856,242[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.18%[4]

12	TYPE OF REPORTING PERSON

PN
3 The record owner of these shares is IDG-Accel China Growth Fund II L.P. By virtue of being the general partner of IDG-Accel China Growth Fund II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
4 Based upon the ordinary shares of the Issuer outstanding as of May 16, 2010, as reported by the Issuer in a Form 20-F filed on May 19, 2010, as increased by (i) the total number of ordinary shares issued to IDG-Accel China Growth Fund II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Growth Fund Note, and (ii) the total number of ordinary shares issued to IDG-Accel China Investors II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Investors Fund Note.

CUSIP No. G84383101	SCHEDULE 13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Investors II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		5,958,386[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,958,386[5]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,958,386[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.75%[6]

12	TYPE OF REPORTING PERSON

PN
5 Includes 5,958,386 ordinary shares issued to IDG-Accel China Investors II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Investors Fund Note. The remainder of the principal due on the IDG-Accel China Investors Fund Note was converted into shares of the Subsidiary.
6 Based upon the ordinary shares of the Issuer outstanding as of May 16, 2010, as reported by the Issuer in a Form 20-F filed on May 19, 2010, as increased by (i) the total number of ordinary shares issued to IDG-Accel China Growth Fund II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Growth Fund Note, and (ii) the total number of ordinary shares issued to IDG-Accel China Investors II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Investors Fund Note.

CUSIP No. G84383101	SCHEDULE 13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund GP II Associates Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		78,814,628[7]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78,814,628[7]

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,814,628[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.93%[8]

12	TYPE OF REPORTING PERSON

CO
7 Including 72,856,242 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 5,958,386 shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both of these record holders, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
8 Based upon the ordinary shares of the Issuer outstanding as of May 16, 2010, as reported by the Issuer in a Form 20-F filed on May 19, 2010, as increased by (i) the total number of ordinary shares issued to IDG-Accel China Growth Fund II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Growth Fund Note, and (ii) the total number of ordinary shares issued to IDG-Accel China Investors II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Investors Fund Note.

CUSIP No. G84383101	SCHEDULE 13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Patrick J. McGovern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,814,628[9]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		78,814,628[9]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	78,814,628[9]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.93%[10]

12	TYPE OF REPORTING PERSON

	IN
9 Including 72,856,242 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 5,958,386 shares of which the record owner is IDG-Accel China Investors II L.P. Patrick J. McGovern and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
10 Based upon the ordinary shares of the Issuer outstanding as of May 16, 2010, as reported by the Issuer in a Form 20-F filed on May 19, 2010, as increased by (i) the total number of ordinary shares issued to IDG-Accel China Growth Fund II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Growth Fund Note, and (ii) the total number of ordinary shares issued to IDG-Accel China Investors II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Investors Fund Note.

CUSIP No. G84383101	SCHEDULE 13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
	Quan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		78,814,628[11]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		78,814,628[11]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	78,814,628[11]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.93%[12]

12	TYPE OF REPORTING PERSON

	IN
11 Including 72,856,242 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 5,958,386 shares of which the record owner is IDG-Accel China Investors II L.P. Patrick J. McGovern and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, Patrick J. McGovern and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
12 Based upon the ordinary shares of the Issuer outstanding as of May 16, 2010, as reported by the Issuer in a Form 20-F filed on May 19, 2010, as increased by (i) the total number of ordinary shares issued to IDG-Accel China Growth Fund II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Growth Fund Note, and (ii) the total number of ordinary shares issued to IDG-Accel China Investors II L.P. upon conversion of 62.5% of the principal due on the IDG-Accel China Investors Fund Note.

CUSIP No. G84383101	SCHEDULE 13G	Page 8 of 11 Pages
Item 1(a) Name of Issuer:
China Techfaith Wireless Communication Technology Limited
Item 1(b) Address of Issuer’s Principal Executive Offices:
3/F, M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District,
Beijing 100016, People’s Republic of China
Item 2(a) Name of Person Filing:
1. IDG-Accel China Growth Fund II L.P.
2. IDG-Accel China Growth Fund II Associates L.P.
3. IDG-Accel China Investors II L.P.
4. IDG-Accel China Growth Fund GP II Associates Ltd.
5. Patrick J. McGovern
6. Quan Zhou
     The above persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.
     IDG-Accel China Growth Fund II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II L.P. is IDG-Accel China Growth Fund II Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II Associates L.P. is IDG-Accel China Growth Fund GP II Associates Ltd., a limited liability company incorporated under laws of the Cayman Islands. IDG-Accel China Investors II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Investors II L.P. is IDG-Accel China Growth Fund GP II Associates Ltd. The directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd. are Patrick J. McGovern and Quan Zhou. Each of Patrick J. McGovern and Quan Zhou disclaims beneficial ownership of the ordinary shares of the Issuer and this Statement shall not be deemed an admission that either is a beneficial owner of, or has any pecuniary interest in, such ordinary shares.
Item 2(b) Address of Principal Business Office or, If None, Residence; Citizenship
For all reporting persons:
c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen’s Road
Central, Hong Kong
Item 2(c) Citizenship
Each of Patrick J. McGovern and Quan Zhou is a citizen of United States of America. Each of IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P. and IDG-Accel China Growth Fund GP II Associates Ltd. is organized under the laws of the Cayman Islands.
Item 2(d) Title of Class of Securities:
Ordinary shares, par value $0.00002 per share

CUSIP No. G84383101	SCHEDULE 13G	Page 9 of 11 Pages
Item 2(e) CUSIP Number:
G84383101
Item 3. Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 14, 2010

IDG-ACCEL CHINA GROWTH FUND II L.P.
By: IDG-Accel China Growth Fund II Associates L.P.,
its General Partner
By: IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Quan Zhou

Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.
By: IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Quan Zhou

Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.

By:	/s/ Quan Zhou

Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P.
By: IDG-Accel China Growth Fund GP II Associates Ltd.,
its General Partner

By:	/s/ Quan Zhou

Name: Quan ZHOU
Title: Authorized Signatory

PATRICK J. MCGOVERN

By:	/s/ Patrick J. McGovern

QUAN ZHOU

By:	/s/ Quan Zhou

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A of the initial Schedule 13G filed with the Securities and Exchange Commission on May 15, 2009)